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www.alston.com

May 23, 2012

VIA EDGAR

Ms. Sonia G. Barros
Special Counsel
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Moody National REIT I, Inc. Amendment No. 2 to Registration Statement on Form S-11 File No. 333-179521

Dear Ms. Barros:

This letter sets forth the response of our client, Moody National REIT I, Inc. (“Issuer”), to the comments provided telephonically by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”) on May 1, 2012, to the Issuer’s Amendment No.1  to the Registration Statement on Form S-11 (the “Registration Statement”) that was filed with the SEC on April 4, 2012.  The Issuer has filed today Amendment No. 2 to the Registration Statement (the “Amendment”) which addresses the comments provided. For your convenience, we have set forth below your comments followed by the relevant responses thereto.

1.	Comment: Provide the source of distributions for all distributions paid to date, including distributions paid pursuant to the distribution reinvestment plan. To the extent that distributions are not covered by cash from operations, specify the percentage of each source used to pay distributions.

Response: The Issuer has revised the disclosure at page 12 of the Amendment to provide disclosure regarding the source of distributions for all distributions paid to date, including distributions paid pursuant to the distribution reinvestment plan. The Issuer has also included a statement that all distributions paid through March 31, 2012 had been paid from offering proceeds.

2.	Comment: In your discussion of distributions, provide disclosure regarding aggregate distributions paid, cash from operations and earnings or funds from operations (as defined by NAREIT), each for the year ended December 31, 2011.

Response: The Issuer acknowledges the Staff’s comment and has revised the disclosure at page 12 of the Amendment to include disclosure regarding aggregate distributions paid, cash from operations and funds from operations (as defined by NAREIT), each for the year ended December 31, 2011 and the three months ended March 31, 2012.

3.	Comment: Include a Risk Factor in the prospectus relating to the fact that cash from operations have not covered total distributions specifying the percentage of the shortfall. The Risk Factor should also discuss dilution.

Response: The Issuer has included a Risk Factor at page 16 of the Amendment discussing dilution and specifying that as of March 31, 2012, all distributions had been paid from offering proceeds. Additionally, a similar statement has been added to the risk factor language on the cover page of the prospectus and the Summary Risk Factors at page 3 of the Amendment.

4.	Comment: Include in the prospectus a table indicating the compensation paid to the Issuer’s advisor and its affiliates.

Response: The Issuer has included information regarding fees paid to the Issuer’s advisor and its affiliates through March 31, 2012 at page vii of the Amendment.

5.	Comment: Update the prior performance tables through December 31, 2011.

Response: The Issuer has updated the prior performance tables and the prior performance summary through December 31, 2011.

Should you have any further questions or require additional information, please do not hesitate to contact me at 214-922-3405.

Sincerely,

By:	/s/Gustav F. Bahn
Name:	Gustav F. Bahn

cc:	Mr. Brett C. Moody, Moody National Companies Ms. Rosemarie A. Thurston, Alston & Bird LLP

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